FOOD TECHNOLOGY SERVICE, INC.
                          502 PRAIRIE MINE ROAD
                           MULBERRY, FL 33860
                             (863)425-0039

                             August 16, 2005


VIA U.S. MAIL AND FAX (202)772-9209

Mr. Jose Forgione
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE.
Washington, D.C.  20549

Re:   Food Technology Service, Inc.
      Form 10-KSB for the year ended December 31, 2004
      File No. 000-19047

Dear Mr. Forgione

This responds to your letter of April 27, 2005 seeking additional explanation On how the recognition of revenue by the Company at the time of processing meets the delivery and performance criteria in SAB 101, as amended by SAB 104. The Company meets these criteria because upon completion of irradiation processing, our service has been rendered and revenue collection is reasonably assured.

You also posed the question as to whether the Company retains any risk after the product is processed but prior to pick-up or shipment to our customer. Any potential loss of customer-owned property on our premises to fire, windstorm, theft or other events is adequately covered by insurance and therefore the Company does not retain any risk.

As requested in your letter, I am confirming that the Company will revise our disclosure in future filings in response to your prior comments 2 and 3.

                                    Sincerely,


                                    /s/ Richard G. Hunter
                                    Richard G. Hunter
                                    President and CEO